KONECRANES

FILE 82-4297

Group Communications and Inv[redacted]ations
Franciska Ja[redacted]
Tel. +358-20
Fax +358-20
Email: francis

06011508

21 February, 2006

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Announcement published by the Company on 21 February, 2006.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

INCREASE IN KCI KONECRANES SHARE CAPITAL REGISTERED

The new 115,000 new shares subscribed for with KCI Konecranes' 2003 A-series stock options under the 2003 stock option plan have been recorded in the Trade Register on 21 February, 2006.

Following the subscriptions KCI Konecranes' share capital increased by EUR 230,000 totalling EUR 29,202,060. The number of shares increased by 115,000 shares to 14,601,030 shares.

Trading in these shares will start on or about 22 February, 2006.

KCI Konecranes is a world leading crane technology and service-company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2005, Group sales totalled EUR 970 million. The Group has 5,900 employees in 38 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC



Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media